Disclosure on Kosdaq’s inquiry

The AIG-Newbridge-TVG Consortium, hanarotelecom’s largest shareholder, is not in talks with LG Dacom with regard to the sale of its stocks in hanarotelecom.

hanarotelecom incorporated
Name: Mr. Byung-Moo Park
Title: Representative Director and CEO